UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                            For the fiscal year ended December 31, 2006

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

Commission file number:	1-14157 (Telephone and Data Systems, Inc.)
1-9712 (United States Cellular Corporation)

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Telephone and Data Systems, Inc.

Tax-Deferred Savings Plan

30 North LaSalle Street

40th Floor

Chicago, IL  60602

B.                                     Name of issuers of the securities held pursuant to the plan and the addresses of the principal executive office:

Telephone and Data Systems, Inc.

30 North LaSalle Street

40th Floor

Chicago, IL  60602

United States Cellular Corporation

8410 West Bryn Mawr Ave.

Suite 700

Chicago, IL  60631

TELEPHONE AND DATA SYSTEMS, INC.

TAX-DEFERRED SAVINGS PLAN

TABLE OF CONTENTS

(a)	Financial Statements		Page

	1.	Report of Independent Registered Public Accounting Firm	1-2

	2.	Audited Statements of Net Assets Available for
		Benefits as of December 31, 2006 and December 31, 2005	3

	3.	Audited Statement of Changes in Net Assets Available for
		Benefits for the year ended December 31, 2006	4

	4.	Notes to Financial Statements	5-11

	5.	Schedule of Assets (Held at End of Year)	12

	6.	Signatures

(b)	Exhibits

	No.	Description

	23.1	Consent of Independent Public Accountants

	23.2	Consent of Independent Public Accountants

McGladrey & Pullen, LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment Management Committee
Telephone and Data Systems, Inc. Tax-Deferred Savings Plan

We have audited the accompanying statement of net assets available for benefits of Telephone and Data Systems, Inc. Tax-Deferred Savings Plan (the “Plan”) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans as of December 31, 2006.

We have also audited the adjustments to the 2005 financial statement to retrospectively apply the change in accounting for fully benefit-responsive investment contracts, as described in Note 2.  In our opinion, such adjustments are appropriate and have been properly applied.  We were not engaged to audit, review or apply any procedures to the 2005 financial statement of the Plan other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2005 financial statement taken as a whole.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/McGladrey & Pullen, LLP
Deerfield, Illinois
July 10, 2007

Altschuler, Melvoin and Glasser LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment Management Committee

Telephone and Data Systems, Inc. Tax-Deferred Savings Plan

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting discussed in Note 2 to the financial statements, the accompanying statement of net assets available for benefits of Telephone and Data Systems, Inc. Tax-Deferred Savings Plan ( the "Plan") as of December 31, 2005. This financial statement is the responsibility of the Plan's management.  Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of its internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2005 statement of net assets available for benefits, before the effects of the adjustments to retrospectively apply the change in accounting discussed in Note 2 to the financial statements, present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, in conformity with accounting principles generally accepted in the United States.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting discussed in Note 2 to the financial statements and, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied.  Those retrospective adjustments were audited by other auditors.

Altschuler, Melvoin and Glasser LLP

Deerfield, Illinois

June 20, 2006

TELEPHONE AND DATA SYSTEMS, INC.
TAX-DEFERRED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2006 and 2005

	2006	2005

ASSETS
Investments, at fair value	$345,913,259	$277,612,745

Receivables
Accrued income	8,711	5,549
Due from broker for securities sold	630,394	409,890
Total Receivables	639,105	415,439

TOTAL ASSETS	346,552,364	278,028,184

LIABILITIES

Due to broker for securities purchased	198,224	160,779

TOTAL LIABILITIES	198,224	160,779

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	346,354,140	277,867,405

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	808,531	832,377

NET ASSETS AVAILABLE FOR BENEFITS	$347,162,671	$278,699,782

See accompanying notes to financial statements.

TELEPHONE AND DATA SYSTEMS, INC.
TAX-DEFERRED SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2006

ADDITIONS
Additions to net assets attributed to:
Investment Income
Net appreciation in fair value of investments	$40,149,659
Interest and dividends	7,727,636

Contributions
Participants’	33,309,038
Employer	15,507,338
Participant rollovers	1,925,245
Transfer from merged plan	410,937
Total Additions	99,029,853

DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants	30,476,081
Investment expenses	90,883
Total Deductions	30,566,964

Net Increase	68,462,889

NET ASSETS AVAILABLE FOR BENEFITS -
Beginning of year	278,699,782

NET ASSETS AVAILABLE FOR BENEFITS -

END OF YEAR	$347,162,671

See accompanying notes to financial statements.

TELEPHONE AND DATA SYSTEMS, INC.
TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 1 - Description of the Plan

The following description of the Telephone and Data Systems, Inc. Tax-Deferred Savings Plan (the “plan”) provides only general information. Participants should refer to the Telephone and Data Systems, Inc. Tax-Deferred Savings Plan summary plan description for a more complete description of the plan’s provisions.

General

The plan is a contributory tax-exempt profit-sharing plan established by Telephone and Data Systems, Inc. (TDS, the “company”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The company is the administrator and sponsor of the plan and has appointed The Bank of New York as directed trustee of the plan. The Bank of New York is the asset custodian of the plan, and they provide record keeping and reporting services to the plan in conjunction with Hewitt Associates, the plan’s third-party administrator. The plan qualifies under Section 401 of the Internal Revenue Code. All employees of Telephone and Data Systems, Inc. and its subsidiaries which have adopted the plan (the company and such subsidiaries being referred to as “employers”) that are age twenty-one or older are eligible to participate. The plan allows participants to enter the plan upon the latter of their first day of employment or twenty-first birthday. Participation is completely voluntary.

The plan’s assets are overseen by an investment management committee appointed by TDS. The investment management committee is authorized to invest plan assets as directed by the participants.

Contributions

Participants may contribute up to 60% of pretax annual compensation (salary reduction contributions), as defined in the plan. Participants may also contribute amounts representing distributions from other qualified plans (rollover contributions).

Each employer’s matching contribution is 100% of the first 2% of a participant’s salary reduction contributions and 40% of the next 4% of salary reduction contributions. Effective for all paychecks on or after May 31, 2006, the employer matching contribution is 100% on the first 3% of a participant’s salary reduction contributions and 40% on the next 2% of salary reduction contributions.

Employer contributions are allocated to an employee’s account based on the employees’ investment elections.

Contributions are subject to certain limitations.

Participants’ Accounts and Investment Options

Each participant’s account is credited with the participant’s salary reduction contributions and allocations of the employer’s matching contributions and plan earnings/losses. Allocations are based on participant contributions and account balances, as defined in the plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participants may invest their salary reduction contributions, any rollover account balances, and employer matching contributions into a variety of investment options as more fully described in the plan’s literature. Participants may change their investment options via telephone or internet at any time.

During 2005, a new investment fund was added to the plan; the TDS Special Common Stock Fund.

Vesting

Participants are immediately vested in their salary reduction and rollover contributions plus actual earnings thereon. Vesting in employer matching contributions plus actual earnings thereon is based on years of vesting service and is subject to a three-year graded vesting schedule as follows:

Vesting Years of Service	Percentage Vested
1	34%
2	67%
3	100%

A participant also becomes 100% vested in employer matching contributions plus actual earnings thereon upon termination of employment after attaining age 65, death or disability.

Forfeited Accounts

During the year ended December 31, 2006, forfeited non-vested accounts were used to reduce employer contributions by $467,037.

Payment of Benefits

Vested benefits may be paid to the participant upon termination of employment, as defined in the plan. The total vested portion of a participant’s account balance may be distributed in the form of a lump-sum payment or installments. Participants experiencing financial hardship may withdraw a portion of their account balance as defined in the plan.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance (excluding employer matching contributions). These loans are secured by the balance in the participant’s account. The loans bear interest at the prime rate plus 1% as published in the Wall Street Journal on the first business day of the quarter in which the loan is approved. Principal and interest is paid ratably through after tax payroll deductions. The repayment period on the loan can range from one to five years. Loans will be considered in default if no loan payment is received during any 90-day period.

Termination of Plan

Although it has not expressed any intent to do so, the company has the right under the plan to terminate the plan at any time subject to the provisions of ERISA. In the event of plan termination, participants become 100% vested in their accounts.

Plan Expenses

All administrative, recordkeeping and auditing fees are borne by TDS. Investment expenses are paid by plan participants.

NOTE 2 - Summary of Significant Accounting Policies

Basis of Accounting and Use of Estimates

The accompanying financial statements have been prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

New Accounting Pronouncements

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through a collective trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

The plan’s investments in shares of registered investment companies, TDS Common Stock, TDS Special Common Stock, and USCC Common Stock are valued at quoted market price which approximate fair value. Shares held in The Bank of New York common trust fund are reported at fair value based on the unit prices quoted by the fund, representing the fair value of the underlying investments. Shares held in the ABN AMRO Income Plus Fund consist primarily of fully benefit-responsive investment contracts. The plan’s interest in the ABN AMRO Income Plus Fund is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end. Participant loans are valued at cost, which approximates fair value.

Net appreciation in fair value of investments included in the accompanying statement of changes in net assets available for benefits includes realized gains or losses from the sale of investments and unrealized appreciation or depreciation in fair value of investments. The net realized gains or losses on the sale of investments represent the difference between the sale proceeds and the fair value of the investment as of the beginning of the period or the cost of the investment if purchased during the year. Net unrealized appreciation or depreciation in the fair value of investments represents the net change in the fair value of the investments held during the period.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

NOTE 3 - Investments

The following presents investments as of December 31, 2006 and 2005 and investment income for the year ended December 31, 2006.

Investments	2006		2005
Bank common trusts
The Bank of New York(1)	$2,027,657		$1,725,339
ABN AMRO Income Plus Fund(2)	51,977,654	*	48,773,040	*
Common Stock
Telephone and Data Systems, Inc.(3)	21,639,693	*	13,830,116
Telephone and Data Systems, Inc. Special(3)	13,345,922		11,364,159
United States Cellular Corporation	31,469,155	*	23,021,487	*
Registered investment companies
Vanguard Institutional Index Fund	54,440,056	*	46,581,852	*
PIMCO Total Return Fund	27,615,463	*	26,601,111	*
Vanguard Small Cap Value Index Fund	13,073,815		6,941,379
Vanguard Small Cap Growth Index Fund	11,330,008		6,601,816
Davis Selected American Shares	30,046,673	*	23,703,105	*
American Funds EuroPacific Growth Fund	43,777,115	*	27,978,739	*
Turner Midcap Growth Fund	28,221,587	*	26,315,657	*
PIMCO RCM Large-Cap Growth Fund	11,555,997		9,796,312
Participant Loans	6,200,995		5,211,010
Total Investments	$346,721,790		$278,445,122

*                    Investment represents 5% or more of the plan’s net assets.

(1)             Collective Short Term Investment Fund.

(2)             The amount reported is contract value; the fair value of the investment was $51,169,123 in 2006 and $47,940,663 in 2005.

(3)             On May 13, 2005, TDS distributed one TDS Special Common Share in the form of a stock dividend with respect to each TDS Common Share and TDS Series A Common Share issued as of April 29, 2005.

During the year ended December 31, 2006, the plan’s investments (including gains and losses on investments bought, sold and held during the year) earned income as follows:

Net appreciation/(depreciation) of fair value:
Common stock	$20,601,850
Registered investment companies	19,547,809
40,149,659
Interest and Dividends	7,727,636
Net Investment Income of Funds	$47,877,295

Investments, in general, are subject to various risks, including credit, interest, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term, and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

NOTE 4 - Amount Owed to Participants Withdrawing From the Plan

Amounts owed to participants who have withdrawn from the plan total $235,709 and $136,863 as of December 31, 2006 and 2005, respectively, and are included in net assets available for benefits.

NOTE 5 - Parties In Interest

Certain plan investments are shares of a common trust fund sponsored by The Bank of New York. The Bank of New York is the directed trustee of the plan and, therefore, these transactions qualify as party-in-interest transactions.

United States Cellular Corporation is a subsidiary of Telephone and Data Systems, Inc.

NOTE 6 - Tax Status

The plan obtained its latest determination letter on August 1, 2002 for the plan document as of November 2001, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The plan has been amended since receiving the determination letter. The plan administrator believes that the plan, as amended, is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the plan was qualified and the related trust was tax-exempt at the financial statement date.

NOTE 7 - Reconciliation of Financial Statements to Schedule H Form 5500

A reconciliation between the financial statements and Form 5500 as of December 31, 2006 and 2005, and for the year ended December 31, 2006 is as follows:

	2006	2005

Total net assets per Form 5500, Schedule H	$346,062,409	$278,548,905
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	808,531	—
Benefits payable accrued for the 5500	235,709	136,863
Deemed distributions of Participant Loans	56,022	14,014
Net Assets Available for Benefits Per Financial Statements	$347,162,671	$278,699,782

Increase in net assets per Form 5500, Schedule H	$67,513,504
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	808,531
Increase in benefits payable for the 5500	98,846
Add deemed distributions of Participant Loans	42,008
Increase in Net Assets Available for Benefits Per Financial Statements	$68,462,889

NOTE 8 - Plan Merger

During 2006 approximately $410,937 was merged from the Eloqui Wireless 401(k) Profit Sharing Plan into the plan.

SUPPLEMENTAL INFORMATION

TELEPHONE AND DATA SYSTEMS, INC.
TAX-DEFERRED SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
Plan 003
EIN 36-2669023
December 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Common Stock
*	Telephone and Data Systems, Inc.	398,301 shares	**	$21,639,693

*	Telephone and Data Systems, Inc. Special	269,071 shares	**	13,345,922

*	United States Cellular Corporation	452,208 shares	**	31,469,155

	Registered investment companies
	Vanguard Institutional Index Fund	420,095 shares	**	54,440,056

	PIMCO Total Return Fund	2,660,449 shares	**	27,615,463

	Vanguard Small Cap Value Index Fund	764,998 shares	**	13,073,815

	Vanguard Small Cap Growth Index Fund	616,767 shares	**	11,330,008

	Davis Selected American Shares	652,196 shares	**	30,046,673

	American Funds EuroPacific Growth Fund	940,230 shares	**	43,777,115

	Turner Midcap Growth Fund	966,162 shares	**	28,221,587

	PIMCO RCM Large-Cap Growth Fund	809,243 shares	**	11,555,997

	Bank common trusts
*	The Bank of New York(1)	2,027,657 shares	**	2,027,657

	ABN AMRO Income Plus Fund	51,977,654 shares	**	51,977,654

	Participant Loans
*	Loans to Participants	Loan term 1 - 5 years; Interest rates range from 5.0% to 10.5%	-	6,200,995

				$346,721,790

*                    Represents a party in interest

**             Cost omitted for participant directed investments

(1)             Collective Short Term Investment Fund

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, Telephone and Data Systems, Inc., the Plan Administrator has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

TELEPHONE AND DATA SYSTEMS, INC.
TAX-DEFERRED SAVINGS PLAN

By: Telephone and Data Systems, Inc.,
Plan Administrator

By	/s/ C. Theodore Herbert
C. Theodore Herbert, Vice President — Human Resources

Dated: July 10, 2007